CAPITAL ALLIANCE GROUP INC.
International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7
Tel: 604.871.9909 Fax: 604.871.9919
Email: info@cag-global.com

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TSX.V Symbol: CPT	July 17, 2007

CIBT Opens Additional Campus in East Beijing

Capital Alliance Group Inc. (TSX.V: CPT) reports that its subsidiary, CIBT School of Business & Technology Corp., has signed an agreement furthering its relationship with Beijing University of Technology, which will result in the expansion to a fourth location in East Beijing.

The agreement provides for additional offering of various CIBT courses and the establishment of an East Beijing Campus, which will serve as an additional teaching facility in the Beijing area. The facility will also be equipped with CIBT’s state-of-the-art video conferencing equipment to further enhance the learning experience by connecting North American and European teachers with Chinese students in a live and real time video conference environment.

About CIBT:

CIBT School of Business is a leading business, technology and technical school in China for over a decade. CIBT operates four campuses in Beijing, two campuses in Weifang, one campus in Anyang, and three learning centers in other cities in China. CIBT has academic partnerships with Beijing University of Technology and Weifang University, and delivers postsecondary business, technology and technical trade skill programs to students and corporations in China. By cooperating with leading education providers in North America including Western International University, a subsidiary of Apollo Group Inc., WyoTech Technical Institute, a subsidiary of Corinthian Colleges Inc., and other universities from Europe and Asia, CIBT delivers advanced curricula to meet the progressive needs of China’s growing student population.

About Capital Alliance Group Inc.:

Capital Alliance Group, headquartered in Vancouver, British Columbia, Canada is an education management company with diversified investment and operations internationally. Founded in 1986, the company currently has offices in Mainland China and Canada. Capital Alliance Group has brought together a team of professionals with extensive practical experience in building world-class organizations in both the old and new economy. With a long track record of success in the international business arena, Capital Alliance Group’s team has both the depth and breadth of management expertise to assist its subsidiary companies in all phases of their growth.

Capital Alliance Group Inc.

/s/ “Toby Chu”

Toby Chu
President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

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